WOODHILL
FINANCIAL
GROUP, LTD.

Re: **Letter of Intent** October 5, 2006

Mr. Jim Karlak
President
SMS Envirofuels, Inc.
7550 IH-10 West
San Antonio, Texas 78249

Dear Mr. Karlak:

Please accept this Letter of Intent (this "*LOI*") as the basis upon which Woodhill Financial Group, Ltd., acting on behalf of Earth Biofuels, Inc., a Delaware corporation (the "*Company*"), is prepared to enter into certain agreements, as well as substantive negotiations with you on other matters to achieve the purposes and goals described herein.

EXCEPT AS SPECIFICALLY PROVIDED OTHERWISE HEREIN, NOTHING CONTAINED IN THIS LOI SHALL ACT TO CREATE ANY LEGAL OBLIGATION WHATSOEVER OF ANY NATURE, EITHER IN LAW OR IN EQUITY, AMONG THE PARTIES HERETO OR OTHERWISE BINDING UPON EITHER OF SUCH PARTIES EITHER TO THE OTHER PARTY OR TO ANY THIRD PARTY, AND NO OBLIGATIONS OF ANY NATURE SHALL BE CREATED UNLESS AND UNTIL DEFINITIVE DOCUMENTS HAVE BEEN FULLY EXECUTED AND PROPERLY DELIVERED ACCORDING TO THE TERMS THEREIN.

1. The Parties

The Parties to this proposed transaction shall consist of (i) the Company, which may also be referred to as the "*Acquirer*," (ii) SMS Envirofuels, Inc., a Texas corporation ("*SMSE*") and the owner of the Facility (as defined below), and (iii) Texian Land and Cattle Company, L.L.C., a Wyoming limited liability company ("*Texian*") and the owner of the Property (as more particularly described below). SMSE and Texian are collectively referred to as "*Sellers*."

945 MCKINNEY, #119
HOUSTON, TEXAS 77002

2. The Transaction

SMSE owns and operates a biodiesel production facility under the name 'SMS Envirofuels' (the "*Facility*") which is located on the real property whose address is 8275 FM 476 Poteet, Texas (the "*Property*"). Texian owns the Property upon which SMSE operates the Facility. Acquirer proposes to purchase the assets that comprise the Facility from SMSE, as well as all assets of SMSE that relate to the operation of the Facility, including permits, contracts, and all leasehold or other rights of access to and/or use of the Property. Acquirer further proposes to purchase the Property from Texian, along with all easements, rights of way, and rights used in connection with or as a means of access to any portion of the Property, all tenements, hereditaments, and appurtenances thereof and thereto, all right, title and interest of Texian in and to any land lying within the right-of-way of any street open or proposed, adjoining the Property, any other buildings, improvements and landscaping erected or located on the Property owned by Texian, all developmental rights, licenses, permits or approvals, air rights, water or water rights, all well permits and water service contracts, drainage rights, all interests or estates which Texian or SMSE then own or thereafter acquire in the Property or Facility, and all additions and accretions thereto, and all or any portion of said Property or Facility taken through any proceeding or purchase in lieu thereof, under the terms and conditions stated below.

3. The Effective Date

This LOI will become effective upon the date of execution by all parties (the "*Effective Date*").

4. The Consideration

Acquirer will grant and/or pay to the Sellers the following consideration:

a. On the Effective Date, Acquirer will assume responsibility for payment of those certain accounts payable in the aggregate amount of approximately $688,000.00, owed by SMSE to Cargill, Inc. ("*Cargill*") for prior purchases of soybean oil feedstock (collectively, the "*Cargill Payable*").

b. Additionally, on the Effective Date, Acquirer will pay to SMSE the sum of One Hundred Thousand and No/100 Dollars ($100,000.00) via wire transfer, representing advance payment for B100 biodiesel to be purchased by and delivered to Acquirer at the Facility (the "*Advance Payment*").

c. Additionally, on the Effective Date, SMSE will execute and deliver a Promissory Note (the "*Note*") payable to the Acquirer and having a principal amount equal to the sum of the Cargill Payable *plus* the Advance Payment. As an accommodation to SMSE, Texian will execute and deliver to Acquirer a deed of trust ("*Deed of Trust*") granting to Acquirer a lien upon the Property, as security

945 McKinney, #119
Houston, Texas 77002

for repayment of the Note. The Note will be payable upon the earlier to occur of (1) February 1, 2007 and (2) closing of the sale to Acquirer of (i) the Facility by SMSE and (ii) the Property by Texian (the "*Closing*"). Amounts owed by Acquirer to SMSE as of Closing for unpaid purchases of B100 biodiesel by Acquirer will be credited against the principal amount of the Note.

d. Additionally, commencing the Effective Date, Acquirer agrees to purchase and provide to the Facility, soybean oil and methanol feedstock ("*Feedstock*") in sufficient qualities (a) until Closing, in order for SMSE to operate the Facility at full capacity and (b) following Closing, in order for SMSE to operate the Facility at such capacity as to meet Target Production (as defined below).

e. Additionally, commencing the Effective Date, SMSE agrees to supply, and Acquirer agrees to purchase and take immediate delivery of all of the production of the Facility at an agreed-upon price, which price shall in no event be less than $[redacted]; provided however, SMSE shall be authorized to sell up to a daily aggregate of one thousand five hundred (1,500) gallons of biodiesel to third parties.

f. SMSE will continue to operate the Facility after the Effective Date, and will bear all other operating costs until Closing.

g. The Closing of the sale to Acquirer of (i) the Facility by SMSE and (ii) the Property by Texian shall be subject to normal due diligence, and execution of definitive documentation containing representations, warranties, covenants, closing conditions, legal opinions, indemnities and non-competition agreements that are usual and customary for this type of transaction. The conditions to Closing shall include the condition that production of the Facility be at a rate of Two Hundred Fifty Thousand (250,000) gallons per month, as evidenced by a 3-day capacity test overseen by representatives of each of SMSE and Acquirer. At Closing, Acquirer shall pay to SMSE and Texian the sum of Three Million and No/100 Dollars ($3,000,000.00) in cash, reduced by (i) the outstanding principal amount of the Note (reduced by unpaid purchases of B100 biodiesel by Acquirer) and (ii) the cumulative cost of all Feedstock provided by Acquirer to the Facility. Such funds will be allocated as follows:

(1) Three Hundred Thousand and No/100 Dollars ($300,000.00) shall be paid to Texian as the purchase price for the Property; and

(2) The balance shall be paid to SMSE as the purchase price for the Facility and all assets of SMSE that relate to the operation of the Facility.

h. Following Closing, SMSE will continue to operate the Facility for such period of time (not to exceed sixty (60) days) as is necessary to achieve Target

945 MCKINNEY, #119
HOUSTON, TEXAS 77002

Production (as defined below) and during such time, SMSE will make any such reasonable improvements to the Facility as may be necessary to increase production of the Facility to Target Production. Acquirer agrees to use all reasonable commercial efforts to assist SMSE in managing the Facility and its upgrade. By way of example, Acquirer will provide one or more operational personnel to assist with oversight of the operation and upgrade of the facility. SMSE agrees that in view of the fact that Acquirer will own the Facility and Property upon Closing, all upgrades (such as equipment selection and related engineering) shall be agreed upon in writing and in advance by Acquirer, under a standard of reasonable discretion. Notwithstanding Acquirer's assistance, any and all expenditures required for upgrades or equipment purchases for the Facility to meet the production increase to Target Production will be borne by SMSE.

i. *Additional Consideration*. Provided that within the sixty (60) day period following Closing the Facility is producing ASTM D6751 U.S. specification biodiesel for a period of seven (7) consecutive days (as evidenced by a test overseen by representatives of each of SMSE and Acquirer) at a rate of no less than Five Hundred Thousand (500,000) gallons per month (the "*Target Production*"), Acquirer will pay to SMSE ~~on the 60th day following Closing~~ an additional cash amount of Two Million and No/100 Dollars ($2,000,000.00), reduced by the cumulative cost of all Feedstock provided by Acquirer since Closing. If the Facility does not reach the Target Production within said sixty (60) day period, SMSE will be entitled to receive a pro-rata portion of the Additional Consideration, which sum shall be calculated as the product derived by multiplying (a) $2,000,000.00 by (b) the percentage by which actual production (per the 7-day test mentioned above) extrapolated to a monthly basis, has increased over Two Hundred Fifty Thousand (250,000) gallons per month. For example, if production has been increased by 100,000 gallons (40% of 250,000 gallons) SMSE would be entitled to $800,000 (40% of $2,000,000). As above, such amount will be reduced by the cumulative cost of all Feedstock provided by Acquirer since Closing. The definitive documentation will reflect that up to ten percent (10%) of the additional consideration contemplated by this paragraph may be paid in restricted shares of Company common stock (valued at then-current market price), with such shares subject to sale under Rule 144 of the Securities Act. If no production increase is achieved, SMSE will not be entitled to any further compensation other than what was paid at Closing.

within 10 days & achieving Target Production JH

j. At Closing, Seller will convey all assets of the Facility and Texian will convey the Property free and clear of any liens.

k. Since Acquirer will have purchased and provided the Feedstock since the Effective Date as noted above, the inventory of Feedstock and finished product on hand, if any, will be considered Acquirer's property as of the Effective Date.

5. Other Terms

945 McKINNEY, #119
HOUSTON, TEXAS 77002

a. Time is of the essence. The parties agree to negotiate in good faith the proposed terms of a definitive purchase agreement and other documentation in order that Closing ~~may~~ shall take place within thirty (30) days of the Effective Date.

b. As of the Effective Date, SMSE hereby agrees to suspend any and all negotiations with other potential purchasers of the Facility and the Property.

c. Acquirer requires proof of clear title shown through a title insurance policy for the Property indicating no outstanding liens, releases of all security interests on the Facility, equipment and other tangible and intangible assets, and a clean Phase I environmental report on the Property.

d. SMSE will make all reasonable efforts to retain the current management and staff of the Facility. SMSE will maintain adequate insurance coverage for the Facility until Closing.

e. SMSE will give Acquirer the first right to participate in any future biodiesel production, operation, or off-take arrangements that SMSE may undertake.

f. The Parties agree to work together in good faith to conclude any and all other issues and matters that will be memorialized in definitive documents, including, but not limited to, the required due diligence and environmental reports.

6. Binding Effect

a. EXCEPT AS SPECIFICALLY PROVIDED OTHERWISE HEREIN, NOTHING CONTAINED IN THIS LOI SHALL ACT TO CREATE ANY LEGAL OBLIGATION WHATSOEVER OF ANY NATURE, EITHER IN LAW OR IN EQUITY, AMONG THE PARTIES HERETO AND OTHERWISE BINDING UPON EITHER OF SUCH PARTIES EITHER TO THE OTHER PARTY OR TO ANY THIRD PARTY, AND NO OBLIGATIONS OF ANY NATURE SHALL BE CREATED UNLESS AND UNTIL ANY DEFINITIVE DOCUMENTS HAVE BEEN FULLY EXECUTED AND PROPERLY DELIVERED ACCORDING TO THE TERMS THEREIN.

b. The terms as described herein shall remain available to you for a period of time that expires at 5:00 PM, Central Daylight time on October 6, 2006.

945 McKinney, #119
Houston, Texas 77002

If the terms accurately reflect your understanding of any conversation and mutual intent, please so indicate by your execution in the space provided below. The Company shall then cause definitive documents to be prepared for your review and consideration.

We look forward to working with you.

Very truly yours,

George C. Woods
Woodhill Financial Group, Ltd.

UNDERSTOOD AND AGREED THIS 5 day of October, 2006

Mr. Jim Karlak
President
SMS Envirofuels, Inc.

ACKNOWLEDGED AND AGREED THIS 5 day of October, 2006

Mr. Darren Miles
Chief Financial Officer
Earth Biofuels, Inc.

945 MCKINNEY, #119
HOUSTON, TEXAS 77002